THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138

                                (305) 754-3603
                           facsimile (305) 754-2668
                             wscott@wscottlaw.com

								July 3, 2006



Mr. Michael McTiernan
Special Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	TriView Global Fund, LLC (the "Registrant" and the "Fund")
Registration Statement on Form S-1, Post-effective Amendment No. 4 File No. 333-119655

Dear Mr. McTiernan,

	We have reproduced below the sole comment provided in our copy of your letter to the Registrant of June 12, 2006, and have supplied its response immediately thereafter. All changes are reflected in the Issuer's Registration Statement, Post-effective Amendment No. 4 filed herewith.

SEC Comment 1:	Undertakings

1.	We note that you have filed the financial statements for the Providence
Select Fund, Limited Partnership for the three months ended March 31, 2006, but you have omitted your own financial statements for the three months ended March 31, 2006. Please advise or revise as necessary.

Response:	We have filed financial statements for TriView Global Fund, LLC for the three months ended March 31, 2006.

	Additionally, we hereby acknowledge, on behalf of the Registrant, that:

	* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

	* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

	* The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the Untied States.

	We are available to amplify or clarify any response.

								Very truly yours,


 								/s/ William S. Scott
								William Sumner Scott
								For the Firm


WSS/lf

cc:	TriView Capital Management, Inc.
	Managing Member